January 21, 2022

BY EDGAR

Christopher Dunham

Office of Real Estate and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street,

NE Washington, DC 20549

Re:	VineBrook Homes Trust, Inc.

Amendment No. 4 to

Registration Statement on Form 10-12G

Response Dated October 15, 2021

File No. 000-56274

Ladies and Gentlemen:

VineBrook Homes Trust, Inc. (the “Company”) has today filed Amendment No. 5 to its Registration Statement on Form 10-12G (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated December 22, 2021. For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s response are to the Registration Statement.

Amendment No. 4 to Registration Statement on Form 10-12G Filed September 8, 2021

General

1.

We note that your disclosure of the Pro Forma Statement of Operations Data is not in accordance with Article 11 of Reg S-X. Please remove the pro forma information, including the labeling and adjustments. However, we do not object to you retaining the unaudited, unadjusted financial information provided by the sellers as material information. Please also expand your MD&A discussion to discuss the material impact that the acquisitions are reasonably likely to have on your revenues and expenses. Please see Item 303(b)(2)(ii) of Regulation S-K for reference.

Response: The Company acknowledges the Staff’s comment and has revised page 3 to remove the pro forma statement of operations data and clarify that the financial data provided is the unaudited, unadjusted financial information provided by the sellers in the Conrex I Acquisition and the Conrex II Acquisition. The Company advises the Staff that it has also revised page 5 to discuss the material impact that the acquisitions are reasonably likely to have on its revenues and expenses.

United States Securities and Exchange Commission

January 21, 2022

2.

Please provide us with the summary of the revised OP LPA which you propose to include in future filings. In this regard, it appears your disclosure should describe that the makeup of the Partnership Board will be determined by the mutual consent of you and an affiliate of your Adviser, and how this arrangement compares with the economic interests in the operating partnership. It should also disclose Mr. Dondero’s continued affiliation with your Adviser, clarifying whether Mr. Dondero retains shared voting and dispositive power of the OP Units held by NexPoint Advisors, L.P., or if another person now beneficially owns such securities.

Response: The Company acknowledges the Staff’s comment and has set forth below its proposed disclosures related to the revised OP LPA and Mr. Dondero which the Company undertakes to include in Item 1. Business in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

“Operating Partnership

Management. Pursuant to the Operating Partnership’s Amended and Restated Agreement of Limited Partnership (as amended from time to time, the “OP LPA”), management of the business and affairs of the Operating Partnership is exclusively vested in the general partner of the Operating Partnership (the “OP GP”), subject to certain oversight rights delegated to the board of directors (the “Board”) of the Company. The OP LPA provides for an Investment Committee to be responsible for making decisions and approvals with respect to asset acquisitions and asset dispositions that exceed a predetermined amount. The Investment Committee is comprised of three individuals, one appointed by NexPoint Real Estate Advisors V, L.P. (our “Adviser”), the Company’s external adviser, and two appointed by VineBrook Homes, LLC (the “Manager”), the Company’s external property manager (so long as any Management Agreements remain in place). Currently, Matt McGraner, Dana Sprong and Ryan McGarry are members of the Investment Committee. The Investment Committee has delegated authority to the Manager to acquire or dispose of a limited number of homes. The Manager is required to get Investment Committee approval for (i) any purchases that are (a) more than 50 homes in a single transaction, (b) where the purchase price is $5 million or more or (c) that relates to an investment in a geographic market where the Operating Partnership owns and operates less than 25 properties and (ii) any dispositions that are (x) 20 homes or more or (y) where the estimated disposition price is $2 million or more.

Ownership Interests and Related Rights. As of December 31, 2021, there were three classes of common limited partnership units of the Operating Partnership outstanding (collectively, “OP Units”): Class A, Class B and Class C. As of December 31, 2021, there were a combined 22,300,100 Class A, Class B and Class C OP Units, of which 18,673,164 Class A OP Units, or 83.7% of total outstanding OP Units, were owned by the Company, 2,691,330 Class B OP Units, or 12.1% of total outstanding OP Units, were owned by NexPoint Real Estate Opportunities, LLC (“NREO”), 86,595 Class C OP Units, or 0.4% of total outstanding OP Units, were owned by NexPoint Real Estate Strategies Fund (“NRESF”), 136,656 Class C OP

United States Securities and Exchange Commission

January 21, 2022

Units, or 0.6% of total outstanding OP Units, were owned by GAF REIT, LLC (“GAF REIT”) and 712,355 Class C OP Units, or 3.2% of total outstanding OP Units, were owned by limited partners that were sellers in our formation transaction (and in certain instances affiliated with the equity holders of the Manager) or other Company insiders. NREO, NRESF and GAF REIT are affiliates of our Adviser. The OP LPA generally provides that Class A OP Units and Class B OP Units will each have 50.0% of the voting power of the OP Units, including with respect to the election of directors to the board of directors of the Operating Partnership (the “Partnership Board”), and that the Class C OP Units will have no voting power. Where greater than 50.0% of the voting power of the OP Units is required pursuant to the OP LPA, the voting power of both the Class A OP Units and Class B OP Units, which each have 50.0% of the voting power, is required. If the Class A OP Unit holders and the Class B OP Unit holders do not agree on an action that requires a majority of the voting power it will result in the proposed action not being taken. Each Class A, Class B and Class C OP Unit otherwise represents the same economic interest in the OP.

Partnership Board. Brian Mitts, our Interim President, Chief Financial Officer, Assistant Secretary and Treasurer, is the sole director of the Partnership Board. The removal and election of directors to the Partnership Board requires the vote or consent of the holders of a majority of the voting power of the OP Units. As of December 31, 2021, the Company had 50.0% of the voting power and an 84.3% economic interest in the OP and NREO had 50.0% of the voting power and an 11.7% economic interest in the OP. As a result, the makeup of the Partnership Board will be determined by the mutual consent of the Company and NREO, an affiliate of our Adviser. Mr. Dondero, who was previously a director and the Chief Executive Officer and President of the Company, continues to be affiliated with our Adviser as he is the sole member of the general partner of NexPoint Advisors, L.P., the ultimate parent of our Adviser. As a result of this relationship, Mr. Dondero has shared voting and dispositive power with respect to the OP Units beneficially owned by NexPoint Advisors, L.P. which includes the units held by NREO. The OP LPA also provides that the size of the Partnership Board may be increased by the affirmative vote or consent of holders of the majority of the voting power of the OP Units. The Partnership Board has exclusive authority to select, remove and replace the OP GP at any time and no other authority.

Term. The Operating Partnership shall continue until dissolved pursuant to the terms of the OP LPA or by operation of law.

Issuances. The OP GP, following direction and approval of our Board, may create new classes of limited partnership units with such designations, preferences, rights, powers and duties as the OP GP determines, issue additional OP Units or limited partnerships units of new or existing classes on the terms that the OP GP deems appropriate to the Company, existing limited partners or other persons, and admit other persons as limited partners of the Operating Partnership.

Preferred Units. The OP has a class of 6.50% Series A Cumulative Redeemable Preferred Units (“Series A Preferred Units”) which have terms substantially similar to the Company’s 6.50% Series A Cumulative Redeemable Preferred Stock.

United States Securities and Exchange Commission

January 21, 2022

Transfer Restrictions. The transfer of OP Units is generally not permitted without the consent of our Board, subject to limited exceptions, including transfers to an affiliate (as defined in the OP LPA). In addition, transfers of Class A OP Units or Class B OP Units to persons other than holders of the same will cause such units to convert to Class C OP Units, and transfer of Class C OP Units to persons holding Class A OP Units or Class B OP Units will, in the discretion of the OP GP following direction and approval of our Board, convert to either Class A or Class B, whichever class of which the person holds the larger number of OP Units.

Amendments. Amendments to the OP LPA may be made following approval by the OP GP and our Board, subject to additional approval by one or more limited partners if the amendments would, among other things, materially and adversely effect some of their rights.

Distributions. The Operating Partnership will make cash distributions at least quarterly in accordance with the respective percentage interests of the limited partners. Upon liquidation, after payment of or adequate provision for debts and obligations, it is anticipated that the remaining assets will be distributed in accordance with the limited partners’ respective capital account balances.

Allocations. Subject to certain special allocations set forth in the OP LPA, net income of our Operating Partnership for each fiscal year will be allocated among the partners (a) first to the OP GP until the cumulative net income allocated to the OP GP equals the cumulative net loss allocated to the OP GP, (b) next to the holders of Series A Preferred Units until the cumulative net income to such holders equals the cumulative net loss allocated to such holders (pro rata in accordance with the excess of such net loss over such net income for each such holder), (c) next to holders of common units and units issued pursuant to a long-term incentive plan (“LTIP Units”) until the cumulative net income allocated to such holders equals the cumulative net loss allocated to such holders, (d) next to the holders of Series A Preferred Units, pro rata in accordance with their respective percentage interests in the Series A Preferred Units, until the cumulative net income allocated to such holders is equal to the excess of (x) the cumulative amount of distributions such holders have received with respect to the Series A Preferred Units (other than distributions of the base liquidation preference) for all fiscal years of the Operating Partnership or other applicable periods or to the date of redemption, to extent such Series A Preferred Units are redeemed during such period, over (y) the cumulative net income allocated to such holders with respect to the Series A Preferred Units for all prior fiscal years of the Operating Partnership or other applicable periods, and (e) next to holders of common units and LTIP Units on a pro rata basis in accordance with their respective ownership interests. Subject to special allocations set forth in the OP LPA, net loss of our Operating Partnership for each fiscal year will be allocated among the partners (x) first to holders of common units and LTIP Units with positive balances in their economic capital account in accordance with such balances until their economic capital account balances are reduced to zero, (y) second to the holders of Series A Preferred Units until the adjustment capital account of such holders in respect of its Series A Preferred Units is reduced to zero, and (z) thereafter to the OP GP. In addition, the OP LPA provides that notwithstanding anything to the contrary contained therein, in connection with the liquidation of the Operating Partnership or the interest of a holder of Series A Preferred Units,

United States Securities and Exchange Commission

January 21, 2022

and prior to making any other allocations of net income or net loss, items of income and gain or deduction and loss will first be allocated to each holder of Series A Preferred Units in respect of its Series A Preferred Units in such amounts as is required to cause the adjusted capital account of such holders with respect to such Series A Preferred Units to equal the amount such holder is entitled to receive in respect of its Series A Preferred Units.

Capital Contributions and Borrowings. The OP GP following approval of our Board may accept additional capital contributions and borrow funds on behalf of the Operating Partnership if additional funds are needed in excess of those available from prior capital contributions or existing borrowings.

Redemption. Holders of OP Units have the right to cause our Operating Partnership to redeem their OP Units as applicable, for cash or, at our election, shares of the Company’s common stock on a one-for-one basis, subject to adjustment, as provided in the OP LPA, provided that such units have been outstanding for at least one year and subject to limitations in the Company’s charter and the OP LPA.

Taxes. The Company is the partnership representative of our Operating Partnership and, in such capacity, has the authority to handle tax audits on behalf of the Operating Partnership. In addition, the OP GP has the authority to arrange for the preparation and filing of the Operating Partnership’s tax returns and to make tax elections under the Internal Revenue Code of 1986, as amended, on behalf of our Operating Partnership.

Drag Rights. The limited partners have drag rights such that those limited partners holding a majority of the voting power have the right to approve the sale of the Operating Partnership. In the event of an approved sale, the limited partners who approved the sale have the right to require all other limited partners to transfer all or a pro rata portion of the OP Units then held by such limited partners on such terms and conditions as described in the OP LPA.”

* * * * * * *

If you have any questions, please feel free to contact me at 214.453.6494. Thank you for your cooperation and prompt attention to this matter.

Sincerely, /s/ Charles T. Haag Charles T. Haag

cc:	Brian Mitts, Chief Financial Officer, Assistant Secretary and Treasurer,
VineBrook Homes Trust, Inc.
Justin S. Reinus, Partner, Winston & Strawn LLP